UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 11-K
_________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 001-12658

_________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Albemarle Corporation
4350 Congress Street, Suite 700
Charlotte, North Carolina 28209

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	4

Notes to Financial Statements	5-10

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2016	11

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures	12

Exhibit

Report of Independent Registered Public Accounting Firm
To the Administrator of the Albemarle Corporation Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of December 31, 2016 is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ PricewaterhouseCoopers LLP
Houston, TX
June 21, 2017

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015
(in U.S. dollars)

	2016	2015
Assets:
Investments, at fair value	$766,701,200	$690,646,530
Receivables:
Employer contributions	195,442	177,931
Employee contributions	191,839	161,597
Dividends and interest	116,536	135,942
Notes receivable from participants	8,750,433	9,585,395
Net assets available for benefits	$775,955,450	$700,707,395
The accompanying notes are an integral part of these financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year ended December 31, 2016
(in U.S. dollars)

2016
Additions:
Employee contributions	$24,477,962
Employer contributions	27,945,754
Investment income:
Dividends and interest	18,666,992
Net appreciation in fair value of investments	87,355,883
Subtotal of investment income	106,022,875
Interest income on notes receivable from participants	368,352
Total additions	158,814,943
Deductions:
Benefit payments	(83,268,254)
Administrative expenses	(298,634)
Total deductions	(83,566,888)

Net increase in net assets available for benefits	75,248,055
Net assets available for benefits, beginning of year	700,707,395
Net assets available for benefits, end of year	$775,955,450
The accompanying notes are an integral part of these financial statements.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.
General and Eligibility: The Albemarle Corporation Retirement Savings Plan, as amended and restated (the “Plan”), is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Bank of America, N.A. (“Bank of America”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a member of the Plan on their date of employment as a regular employee of Albemarle Corporation (the “Company” or “Albemarle”). Information regarding Plan benefits, priority of distributions upon termination of the Plan and vesting is provided in the Plan agreement, which is available at the main office of the Company at 4350 Congress Street, Suite 700, Charlotte, North Carolina 28209.

b.
Divestiture: On December 14, 2016, Albemarle closed the sale of the Chemetall Surface Treatment business to BASF SE. At the effective date of the divestiture, affected participants were no longer eligible to contribute to the Plan. Affected participants were given the option to leave their accounts in the Plan or request a distribution from the Plan at their election.

c.
Contributions: Non-highly compensated participants can make pre-tax 401(k) contributions, Roth 401(k) contributions or a combination thereof, ranging from a minimum of 1% to a maximum of 50% of base pay and bonus as defined in the Plan agreement, subject to annual limitations prescribed by the Internal Revenue Service (“IRS”). Albemarle matches 100% of the first 3% of base pay and bonus that eligible participants contribute to the Plan. For contributions exceeding 3% but not greater than 9% of base pay and bonus, Albemarle matches 50% of such contributions. The combined Company match to these participants cannot exceed 6% of base pay and bonus. For employees that are members of certain collective bargaining units or other employee groups as specified in the Plan, Albemarle matches 100% of the participant’s contribution up to a maximum of 5% of base pay.

Company matching contributions are made in cash and invested in accordance with the investment elections that participants choose to have their base pay and bonus deferrals invested in. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2016 catch-up provision allows eligible participants to make an additional pre-tax or Roth contribution of 1% to 50% of their eligible pay up to an annual maximum of $6,000. Such additional contribution does not qualify for matching contributions from the Company.

Effective April 1, 2004, the Plan was amended to allow the Company to make Defined Contribution Pension Benefit (“DCPB”) contributions (“pension contributions”) to accounts of participants hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. Effective October 20, 2011, the Plan was further amended to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on or after January 1, 2013, provided they meet certain eligibility requirements. Effective January 1, 2013, the pension contributions made in cash by the Company are equal to 5% of base pay and bonus for all participants.
The Company may make an additional discretionary contribution to the Plan for any plan year. No discretionary contributions were made by the Company in 2016.
Prior to January 1, 2013, matching contributions made by Albemarle were invested in the Albemarle Corporation Common Stock Fund (“Albemarle Stock Fund”). Effective January 1, 2013, Company matching contributions are made in cash and are invested in accordance with the investment elections of Plan participants. Participants may transfer funds from the Albemarle Stock Fund to other available investment options at any time.

d.
Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

e.	Vesting: All contributions (employer and participant) plus actual earnings thereon are 100% vested at all times.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

f.
Investment options: At December 31, 2016, the Plan’s investment options consisted of twenty-five active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation and the NewMarket (formerly named Ethyl) Common Stock Fund, which holds investments in common stock of NewMarket Corporation. Effective January 1, 2013, a self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Participants currently in the Plan may direct the investments of their contributions to any of the twenty-five active funds, to the self-directed brokerage account or any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. Effective November 1, 2012, the Plan provides that participants may not have separate investment directions for pre-tax 401(k) contributions, Roth 401(k) contributions and pension contributions; all such contributions must follow the same investment directions.

g.
Participant loans: Notes receivable from participants are reported on the Statements of Net Assets Available for Benefits at their unpaid principal balance plus accrued but unpaid interest. Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s non-forfeitable account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years, with interest rates ranging from 4.50% to 9.50% at December 31, 2016. Principal and interest is repaid in installments during the term of the loan through payroll deductions. The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

h.
Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in the Albemarle Stock Fund, the NewMarket Common Stock Fund and the Tredegar Corporation Common Stock Fund, the participant can receive the distribution in either cash or whole shares of stock. The Plan requires automatic payment when a participant terminates employment and has benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their election. Absent such election, the amounts will remain in the Plan.

i.
Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2016, $18,399 of forfeitures were used to reduce required Company contributions. As of December 31, 2016, there was an immaterial amount of forfeitures remaining which may be used as a reduction of required Company contributions for the 2017 plan year.

j.
ESOP: Effective December 14, 2001, investments in the Albemarle Stock Fund, which are allocated to participants’ accounts, constitute an Employee Stock Ownership Plan (the “ESOP”). Participants may elect to have cash dividends paid on stock held by the ESOP and allocated to their accounts, distributed directly to them or reinvested. Distributions of dividends are included in Benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $81,000 and $84,000 in 2016 and 2015, respectively.

2.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	Fair value, based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds	-	Net asset value of shares or units held by the Plan at year-end, based on the quoted market value of the underlying assets. There are no restrictions on redemptions of these investments.

Money Market Funds	-	Cost, which approximates fair value based on short term maturities and liquidity.

Common/Collective Trusts:

Stable Value Retirement Fund	-
Net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest. Money market instruments and U.S. Government agency obligations are valued at amortized cost, which approximates fair value.

Equities	-
Net asset value of units held by the Plan at year-end. The net asset value is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. Redemption is permitted daily with no significant restrictions or notice periods. These funds had no unfunded commitments at December 31, 2016.

Fixed Income	-
Net asset value of units held by the Plan at year-end. The net asset value is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. Redemption is permitted daily with no significant restrictions or notice periods. These funds had no unfunded commitments at December 31, 2016.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. The Plan reports in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments,” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Payment of benefits:

Benefit payments are recorded when paid.

Administrative Expenses:

Administrative expenses associated with operating and managing the Plan are paid by the Company in accordance with a fee agreement with the Trustee, and are generally calculated based on the number of participants in the Plan. However, in accordance with the fee agreement, the Plan may receive credits from the Trustee based on the level of investment-related processing, service and other fees earned by the Trustee. Such credits are included in Dividends and interest on the Statement of Changes in Net Assets Available for Benefits. Plan participants who have selected the self-directed brokerage account option pay an annual record-keeping fee as well as commissions and fees for certain trades.

3.	Federal Income Taxes:

The IRS issued a favorable determination letter dated January 9, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of December 31, 2016, the Company believes that it is no longer subject to income tax examination for years prior to 2011.

4.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

5.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$154,484,961	$—	$—	$154,484,961
Mutual funds	307,113,061	—	—	307,113,061
Brokerage securities	15,835,867	—	—	15,835,867
Common stock funds	11,699,889	—	—	11,699,889
Money market funds	24,889,812	—	—	24,889,812
Total assets in the fair value hierarchy	514,023,590	—	—	514,023,590
Investments measured at net asset value(a)	—	—	—	252,677,610
Total Investments at fair value	$514,023,590	$—	$—	$766,701,200

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Albemarle Stock Fund	$130,953,874	$—	$—	$130,953,874
Mutual funds	312,094,111	—	—	312,094,111
Brokerage securities	13,209,285	—	—	13,209,285
Common stock funds	12,358,753	—	—	12,358,753
Money market funds	11,439,683	—	—	11,439,683
Total assets in the fair value hierarchy	480,055,706	—	—	480,055,706
Investments measured at net asset value(a)	—	—	—	210,590,824
Total Investments at fair value	$480,055,706	$—	$—	$690,646,530

(a)
The common/collective trusts are measured at fair value using the net asset value per share (or its equivalent) practical expedient and have not been categorized in the fair value hierarchy. The fair value amount presented in this table is intended to permit reconciliation of the fair value hierarchy to the amount presented on the Statements of Net Assets Available for Benefits.

The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan deems transfers between levels of the fair value hierarchy to have occurred on the date of the event or change in circumstance that caused the transfer. There were no transfers between levels during the years ended December 31, 2016 and 2015. See Note 2 for a description of the valuation methodologies for assets measured at fair value.

During 2016, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $87,355,883.

6.	Party-in-Interest Transactions:

The applicable fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor.

One Plan investment is managed by Bank of America, the Trustee of the Plan. For the year ended December 31, 2016, purchases and sales of this investment were as follows:

	Purchases		Sales
	Shares	Amount	Shares	Amount
Merrill Lynch Retirement Bank Account	29,067,118	$29,067,118	17,801,405	$17,801,578

Participants also have the option of investing in the Albemarle Stock Fund. Purchases of 325,064 shares of the Albemarle Stock Fund totaled $23,182,101 for the year ended December 31, 2016. Distributions made in and sales of 811,594 shares of the Albemarle Stock Fund totaled $59,372,666 for the year ended December 31, 2016. Participant loans also qualify as party-in-interest transactions.
These transactions qualify as exempt party-in-interest transactions under ERISA. They are not, however, prohibited transactions.

7.	Unallocated Assets:

Unallocated assets at December 31, 2016 and 2015 were $2,683,768 and $329,072, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in Investments in the Statements of Net Assets Available for Benefits.

8.	Reconciliation of Financial Statements to Form 5500:
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and 2015, respectively, to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$775,955,450	$700,707,395
Fair value reporting difference for fully benefit-responsive investment contracts	316,503	548,971
Amounts allocated to withdrawing participants	(2,434,073)	(181,096)
Net assets available for benefits per the Form 5500	$773,837,880	$701,075,270
The following is a reconciliation of total income per the financial statements for the year ended December 31, 2016 to the Form 5500:

Total income per the financial statements	$158,814,943
Less: Fair value reporting difference for fully benefit-responsive investment contracts	(232,468)
Total income per the Form 5500	$158,582,475
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2016 to the Form 5500:

Benefits paid to participants per the financial statements	$83,268,254
Add: Amounts currently payable at December 31, 2016	2,434,073
Less: Amounts payable at December 31, 2015	(181,096)
Benefits paid to participants per the Form 5500	$85,521,231

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 54-1692118, Plan #002
December 31, 2016

(a)	(b) Identity	(c) Description	(d) Cost*	(e) Current Value
	Invesco Stable Value Retirement Fund	Collective trust	$—	$93,089,122
**	Merrill Lynch Retirement Bank Account	Interest-bearing, money market deposit account	—	22,314,252
	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	37,192,927
	Northern Trust Aggregate Bond Index Fund	Collective trust	—	11,073,598
	Northern Trust Collective S&P 500 Index Fund	Collective trust	—	89,928,037
	State Street Russell Small Cap Index Fund	Collective trust	—	25,690,486
	BlackRock MSCI EAFE Equity Index Fund	Collective trust	—	13,774,607
	BlackRock Mid Capitalization Equity Index Fund	Collective trust	—	13,696,128
	JP Morgan Large Cap Growth Fund	Mutual fund	—	35,960,851
	Janus Triton Fund	Mutual fund	—	10,058,707
	Prudential High Yield Fund	Mutual fund	—	8,528,554
	American Beacon Small Cap Value Fund	Mutual fund	—	9,230,440
	John Hancock Disciplined Value Mid Cap Fund	Mutual fund	—	21,324,897
	Voya Real Estate Fund	Mutual fund	—	2,242,208
	Vanguard Emerging Markets Stock Index Fund	Mutual fund	—	8,339,101
	Vanguard REIT Index Fund	Mutual fund	—	11,022,425
	Templeton Global Bond Fund	Mutual fund	—	9,945,582
	Brokerage Account	Brokerage securities	—	15,835,867
	Prudential Jennison Mid-Cap Growth Fund	Mutual fund	—	17,297,117
	American Funds American Balanced Fund	Mutual fund	—	73,832,279
	American Funds Washington Mutual Investors Fund	Mutual fund	—	22,730,951
	Oppenheimer International Growth Fund Class Y	Mutual fund	—	14,380,592
	State Street U.S. Inflation Protected Bond Index Fund	Collective trust	—	5,425,632
	MFS International Value Fund	Mutual fund	—	20,361,492
	Lazard Emerging Markets Fund	Mutual fund	—	4,664,938
**	Albemarle Stock Fund	$.01 par value, 1,794,667 shares	—	154,484,961
	NewMarket Common Stock Fund	$1.00 par value, 26,799 shares	—	11,358,422
	Tredegar Corporation Common Stock Fund	No par value, 14,228 shares	—	341,467
	CMA Money Fund	Cash-interest bearing – short term money market investments	—	2,575,560
	Total plan investments		—	$766,701,200
**	Notes receivable from participants	Terms from 1- 30 years with interest rates from 4.50% to 9.50%	—	$8,750,433

* Cost information is not required for participant directed investments.
** Denotes a party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION RETIREMENT SAVINGS PLAN

BY:	/s/ Scott A. Tozier
Scott A. Tozier
Chairman of the Benefit Plans Investment Committee
Dated: June 21, 2017

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm